UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 32949 / December 21, 2017

In the Matter of	:
	:
NB CROSSROADS PRIVATE MARKETS	:
FUND IV (TI) – CUSTODY CLIENT	:
LLC	:
325 North Saint Paul Street, 49th Floor	:
Dallas, Texas 75201	:
	:
(811-23115)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on October 10, 2017, and an amendment filed
October 20, 2017, requesting an order under section 8(f) of the Act declaring that it has ceased to
be an investment company.

On November 27, 2017, a notice of filing of the application was issued (Investment Company
Act Release No. 32921). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary